March 3, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 693-7332.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended February 23, 2005
	File No. 333-119701


Dear Mr. Klejna:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates
Identifiable Intangible Assets - page 71

1. We note your response to comment 6 in our letter dated February
2,
2005. We encourage you to set up a call with us to discuss our concerns regarding your accounting treatment for both the MacFutures and REFCO trade names. We have the following concerns:
* In your response to comment 6(a), you indicate that after the decision to co-brand Mac Trading Services with REFCO, the value of the MacFutures trade name could not be separated from the value of the REFCO trade name. Furthermore, in your response to comment 6(b), you state that "all ongoing trade name value has been reflected under the master REFCO name, based on total revenues for the Company as a whole." It is not appropriate to assign a value to a tradename asset for which you cannot explicitly and separately identify its revenue streams. Since you are unable to separately identify the revenues specifically attributable to the REFCO tradename, it does not appear that your REFCO tradename has any value.

* We object to your use of the relief from royalty method in valuing your trade names. Supplementally support your statement that this method is "commonly employed to value trade names," and specifically explain how using a valuation method based on royalties is relevant in your specific circumstances. Clarify whether the use of either the MacFutures or REFCO trade names are subject to licensing agreements. Furthermore, supplementally explain how you determined the appropriate royalty rates to use in your valuation model.

* In your response to comment 6(b), you indicate that your determination that the REFCO trade name has an indefinite life was based on the growth in the derivatives trading market and Refco`s recent historical performance. Your argument does not address whether any legal, regulatory, contractual, competitive or economic factors may limit the life of this trade name. Please refer to paragraph 11 and Appendix A of SFAS 142.

Consolidated Interim Financial Statements

Consolidated Statement of Members` Equity - page F-41

2. You have presented your members` equity balance as of August 5, 2004, after giving effect to the distribution transaction, as $78,672. Supplementally explain why this amount differs from the net assets acquired at predecessor basis of $127,224 as disclosed on page
F-45.

3. Please revise your reconciliation of changes in your members` equity from August 5, 2004 to August 6, 2004 to clearly identify all significant reconciling items. Your line item "Effect of the Transactions" is not clear as to what it represents.

Note A - Organization - page F-43

4. Please revise the second full paragraph on page F-44 to clearly explain what you mean when you say that "the carryover basis determined was reflected as a deemed dividend of $403.6 million in the opening consolidated balance sheet." Supplementally explain how you determined this accounting treatment to be appropriate.

5. Please revise your purchase price detail on page F-44 to clearly disclose how the purchase price of member units of $1.4 billion was derived.

6. Your purchase price allocation on page F-45 does not clearly illustrate how the partial step-up in basis of the net assets acquired was calculated. On page F-44 you disclose that the continuing residual interest retained by the continuing management investors (42.8%) is reflected at predecessor basis and a step-up to fair value was recorded for the remaining interest in the net assets acquired (57.2%). Please revise to clearly illustrate how the new basis of the net assets acquired was calculated.

*	*	*


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.  You may contact Christian Windsor, Staff Attorney, at
(202)
942-1974 or me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (212) 310-8007
Todd R. Chandler, Esq.
Alexander Lynch, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Refco Group Ltd., LLC
Dennis A. Klejna
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